21001317 N

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SEC
Mail Processing
Section

FEB 22 2021

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67895 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waterview Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12770 Coit Road, Suite 1218
(No. and Street)

| Dallas | TX | 75251 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry S. Starks - (469) 916-3935
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting, LLC
(Name – *if individual, state last, first, middle name*)

| 325 N. St. Paul Street, #3100 | Dallas | TX | 75201 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Larry S. Starks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waterview Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

LARRY D TOLBERT JR
Notary ID #132429923
My Commission Expires
April 7, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Waterview Securities, Inc.

## Financial Statements with Supplemental Information Pursuant to Rule 17a-5(d)

**Year Ended December 31, 2020**

**Waterview Securities, Inc.**

**Table of Contents**

## Report of Independent Registered Public Accounting Firm

To the Stockholder of Waterview Securities, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Waterview Securities, Inc. (the "Company") as of December 31, 2020, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplementary information contained in Schedule I, under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I,

Computation of Net Capital Under Rule 15c3-1, under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

We have served as the Company's auditor since 2019.

Dallas, Texas
January 27, 2021

**Waterview Securities, Inc.**

**Statement of Financial Condition**
December 31, 2020

| | | |
|---|---|---|
| **ASSETS** | | |
| **Current assets:** | | |
| Cash | $ | 337,441 |
| Prepaid expenses | | 1,760 |
| Total current assets | $ | 339,201 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current liabilities:** | | |
| Accounts payable | $ | 375 |
| Total current liabilities | | 375 |
| | | |
| **Stockholder equity:** | | |
| Common stock - $0.01 par value, 100,000 shares authorized; 25,001 shares issued and outstanding | | 250 |
| Additional paid-in capital | | 24,750 |
| Retained earnings | | 313,826 |
| Total stockholder equity | | 338,826 |
| Total liabilities and stockholder equity | $ | 339,201 |

The accompanying notes are an integral part of these financial statements.

## Waterview Securities, Inc.

**Statement of Operations**
For the Year Ended December 31, 2020

| | |
|---|---|
| **Revenues:** | |
| Fee and service revenue | $ 250,693 |
| **Operating expenses:** | |
| General and administrative | 1,294 |
| Regulatory fees | 3,358 |
| Professional fees | 5,500 |
| Expense sharing | 4,800 |
| Total operating expenses | 14,952 |
| **Operating income** | 235,741 |
| **Other income (expense):** | |
| State margin tax expense | -- |
| Total other income (expense) | -- |
| **Net income** | $ 235,741 |

The accompanying notes are an integral part of these financial statements.

## Waterview Securities, Inc.

## Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2020

| | Common Stock | | Additional Paid-in | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Total |
| **Balances at, December 31, 2019** | **25,001** | **$ 250** | **$ 24,750** | **$ 603,106** | **$ 628,106** |
| Distributions | -- | -- | -- | (525,021) | (525,021) |
| Net income | -- | -- | -- | 235,741 | 235,741 |
| **Balances at, December 31, 2020** | **25,001** | **$ 250** | **$ 24,750** | **$ 313,826** | **$ 338,826** |

The accompanying notes are an integral part of these financial statements.

**Waterview Securities, Inc.**

**Statement of Cash Flows**
For the Year Ended December 31, 2020

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 235,741 |
| Adjustment to reconcile net income to net cash provided by operating activities: | |
| Changes in operating assets and liabilities: | |
| Prepaid expenses | ( 1,150 ) |
| Accounts payable | ( 1,012 ) |
| Accrued expenses | ( 4,745 ) |
| Net cash provided by operating activities | 228,834 |
| **Cash flows from financing activities** | |
| Distributions | ( 525,021 ) |
| Total cash flows from financing activities | ( 525,021 ) |
| **Decrease in cash and cash equivalents** | ( 296,187 ) |
| Cash at beginning of year | 633,628 |
| Cash at end of year | $ 337,441 |

The accompanying notes are an integral part of these financial statements.

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

Waterview Securities, Inc., a Texas Subchapter S Corporation, (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company provides merger and acquisition advisory services and investment banking services that may include the private placement and transfer of securities. The Company does not hold or receive customer funds or securities.

Substantially all of the Company's business is conducted with customers located in the United States.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

***Fee and service revenue***
Fee and service revenue result primarily from raising capital and financial advisory services surrounding mergers and acquisitions for privately owned companies and divisions of public companies. Such fees are recognized as projects are completed or as revenue is earned.

***Accounts receivable***
Accounts receivable are individually reviewed for collectability each month and are written off once they are determined to be uncollectible by management.

***Income taxes***
The Company has elected to be treated as a Subchapter S corporation under the Internal Revenue Code. In lieu of corporate income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. Although the Company is generally subject to the Texas franchise tax, based on the Company's total revenues being less than the minimum threshold no franchise tax is considered due for the year ended December 31, 2020. As of December 31, 2020, no interest or penalties related to uncertain tax positions have been accrued.

**Waterview Securities, Inc.**

**Notes to Financial Statements**
December 31, 2020

---

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

***Concentration of credit risk***
Financial instruments that potentially subject the Company to concentration of credit risk consist principally of temporary cash investments. The Company minimizes its credit risk associated with cash by utilizing high credit quality financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk on cash.

***Use of estimates***
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $337,066 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1 at December 31, 2020. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

## Note 3 – Stockholders' Equity

The Company is authorized to issue 100,000 shares of common stock, with a par value of $0.01 per share. It is classified as a "small business corporation" and its stock is classified

## Note 3 – Stockholders' Equity, continued

as §1244 stock as defined by the Internal Revenue Code (IRC). The maximum amount to be received by the Company in consideration of its stock to be issued pursuant to this IRC section shall not exceed $1,000,000. There are 25,001 shares issued and outstanding as of December 31, 2020.

## Note 4 - Related Party Transactions

On August 1, 2019, the Company entered into an expense-sharing agreement with Waterview Investment Banking, Inc. ("WIB") whereby it provides office space and incurs certain general and administrative expenses for the benefit of the Company. The Company reports these expenses as expense sharing and professional fees in the statement of operations. The fees paid to the WIB amounted to $4,800 for the year ended December 31, 2020.

**Waterview Securities, Inc.**

**Schedule I**
**Computation of Net Capital Under Rule 15c3-1**
**of the Securities and Exchange Commission**
As of December 31, 2020

| | | |
|---|---|---|
| **Net capital** | | |
| Total stockholders' equity | $ | 338,826 |
| Less nonallowable assets: | | 1,760 |
| Net capital | $ | 337,066 |
| **Aggregate indebtedness** | | |
| Aggregate indebtedness liabilities | $ | 375 |
| **Computations of basic net capital requirement** | | |
| Minimum net capital required (6-2/3% of total aggregate indebtedness) | $ | 25 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ | 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ | 5,000 |
| Net capital in excess of required minimum | $ | 332,066 |
| Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement | $ | 331,066 |
| Percentage of aggregate indebtedness to net capital | | 0.11% |

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's unaudited FOCUS II-A Report.

**Report of Independent Registered Public Accounting Firm**

To the Stockholder
Waterview Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Waterview Securities Inc. (the "Company") identified that it is considered a "Non-Covered Finn" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to advising clients in connection with securities transactions made with relation to mergers and acquisitions and private placements. (2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Waterview Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
January 27, 2021

WATERVIEW SECURITIES
M&A ADVISORY • VALUATION • CAPITAL SOURCING

**Rule 15c3-3 Exemption Report**

**For the Year ended 12/31/2020**

**Waterview Securities, Inc., SEC Registration Number 8-67895**

Waterview Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) advising clients in connection with securities transactions made with relation to mergers and acquisitions and private placements.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Larry Starks, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Larry S. Starks
President, CCO & GSP

Date of Report: January 21, 2021